UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15(d)-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant’s name into English)

6529 E. Friess Dr.

Scottsdale, AZ 8525

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F [   ] Form 20-F [X] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). [   ] .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). [   ] .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Announcement of Reverse Stock Split

Tombstone Exploration Corporation (the “Company”), is furnishing this current report on Form 6-K to report that on June 15, 2019, the Board of Directors of the Company approved a reverse stock split of its shares of common stock at a ratio of 1-for-200. The reverse split was approved by written consent of the Company’s common stockholder’s holding 73% of the outstanding shares on or about June 30, 2019.

The reverse split has been filed with the Financial Industry Regulatory Authority (“FINRA”) will take effect upon announcement by FINRA. In addition, the common stock of the Company will trade under a new CUSIP number. No fractional shares will be issued in connection with the reverse split; all fractional shares will be rounded up. Shareholders with shares held in certificate form will be able to exchange stock certificates by contacting the Company’s transfer agent, Action Stock Transfer. Shareholders that hold shares in book-entry form or in brokerage accounts are not required to take any action and will see the impact of the reverse split reflected in their accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2019	TOMBSTONE EXPLORATION CORPORATION

/s/ Alan Brown
By: Alan Brown
Its: President and Chief Executive Officer